EXHBIT 99.(A)(3)

INSTRUCTIONS

1. REVIEW THE OFFER. Please carefully review the Offer to Amend and Exchange, dated as of April 24, 2008. If you would like an additional copy of the Offer to Amend and Exchange or a copy of any other related document, you may request one by calling John Harmann at 303-262-0775 or 800-962-4284 ext 5732 or by e-mail to: John.Harmann@computershare.com .

2. TO PARTICIPATE IN THE OFFER. To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form, deliver to us your original executed warrants and your cash payment (to the extent you have elected to exercise any of your warrants at the reduced cash exercise price) before midnight, Eastern Time on May 28, 2008, unless extended. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME. Delivery will be deemed made only when the Election Form, your warrants and, your cash payment, are actually received (not postmarked) by us. The acceptable methods of delivering the Election Form and your warrants are:

BY MAIL, COURIER SERVICE OR IN PERSON, TO:

Computershare, Inc 350 Indiana Street; Suite 800 Golden, Co. 80401

If delivery is by mail, we urge you to mail sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration of the offer. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense. Please note that delivery of the Election Form by facsimile will not be accepted.

If you do not submit an Election Form and your warrants and cash payment prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, (a) your warrants will remain outstanding until they terminate or are exercised and (b) you will have no rights to any amended warrants.

3. ACCEPTANCE OF WARRANTS FOR AMENDMENT. When Emerald Dairy accepts your tendered warrants and we amend them and accept them for exercise concurrently with the expiration of the offer, you will have no further rights to them.

4. TO WITHDRAW ELECTION. To withdraw from the Offer, you must properly complete, sign, date and deliver to us the Withdrawal Form before midnight, Eastern Time, on May 28, 2008, unless extended. Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by us. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “To Participate in the Offer.” Once you have withdrawn your tendered warrants, you may retender your warrants before the expiration of the Offer only by again following the delivery procedures described above in the section “To Participate in the Offer.” We will return to you your previously tendered warrants (and refund your cash payment) promptly after we receive the Withdrawal Form pursuant to the terms of the Offer. Please note that delivery of the Withdrawal Form by facsimile will not be accepted.

Questions may be directed to John Harmann at 303-262-0775 or 800-962-4284 ext 5732 or by e-mail to: John.Harmann@computershare.com.